UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

(Mark One)

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the period January 1, 2004 through August 25, 2004

Commission file number 001-09553

OR

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

(Full title of the plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway
New York, New York 10036

(Address of principal executive offices)

INFINITY BROADCASTING CORPORATION

UNION EMPLOYEES' 401(k) PLAN

FINANCIAL STATEMENTS

August 25, 2004

INDEX

Pages
Financial Statements:
Statements of Net Assets Available for Benefits As of August 25, 2004 and December 31, 2003 (Unaudited)	1
Statement of Changes in Net Assets Available for Benefits for the Period January 1, 2004 through August 25, 2004 (Unaudited)	2
Notes to Financial Statements (Unaudited)	3 - 9
Signatures	10

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(UNAUDITED)
As of August 25, 2004 and December 31, 2003

	As of August 25,	As of December 31,
	2004	2003
ASSETS:
Investments:
Investments, at fair value	$—	$228,582
Investments in master trust investment accounts	—	918,735
Receivables:
Participants contributions	—	8,429
Employer contributions	—	19,059
Other receivables	—	133
Net assets available for benefits	$—	$1,174,938

The accompanying notes are an integral part of these financial statements.

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(UNAUDITED)
For the period January 1, 2004 through August 25, 2004

For the period January 1, 2004 through August 25, 2004
Additions to net assets attributed to:
Investment income:
Interest and dividends	$293
Contributions:
Participants	20,163
Total additions	20,456
Deductions from net assets attributed to:
Benefits paid to participants	207,157
Transfer out to Viacom Plan	923,754
Net depreciation of investments	19,707
Net depreciation of master trust investment accounts	39,816
Administrative expenses	4,960
Total deductions	1,195,394
Net decrease	1,174,938
Net assets available for benefits, beginning of period	1,174,938
Net assets available for benefits, end of period	$—

The accompanying notes are an integral part of these financial statements.

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Infinity Broadcasting Corporation ("Infinity" or the "Company") Union Employees' 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants are to refer to the Plan document for more complete information regarding the Plan. Infinity Broadcasting Corporation is a wholly owned subsidiary of Viacom Inc. ("Viacom").

Plan Merger

Effective after the close of business on August 25, 2004, the Company elected to merge the Plan's assets and liabilities into the Viacom 401(k) Plan ("Viacom Plan"), and the Plan ceased to exist as a stand-alone plan. Although the Company has not expressed any intent to terminate the Viacom Plan, it is free to do so at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In the event of a Viacom Plan termination, participants become fully vested. Upon termination, the Viacom Plan provides that the net assets of the Viacom Plan be distributed to participants based on their respective account balances.

General

The Plan, which became effective on January 1, 1988, was a defined contribution plan available to all eligible WBCN union employees of Infinity and its designated affiliates, subject to the provisions of ERISA and was administered by a retirement committee appointed by the Company's Board of Directors.

Eligibility

All employees of the Company covered under a collective bargaining agreement, which provided for participation in the Plan, became eligible to participate in the Plan 60 days from the entry date coinciding with or following the date of attaining age 21 and completion of a year of service, as defined in the Plan agreement.

Contributions

Participants

Participants elected to defer on a before-tax basis, in multiples of 2%, up to 20% of their compensation per pay period through payroll deductions. The Internal Revenue Code (the "Code") limits the amount of annual participant contributions that could be made on a before-tax basis. The limit was $13,000 for 2004. Participants could also have elected to make after-tax contributions up to the maximum annual additional amount permitted by law when added with the other contributions under the Plan. All eligible employees could have made rollover contributions to the Plan, subject to approval by the Plan's retirement committee. In addition, all participants who had attained age 50 before the close of the calendar year were eligible to make catch-up contributions. These contributions were not subject to employer matching. Catch-up contributions could have been made if the eligible participants made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $3,000 in 2004.

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Employer

The Company made a matching contribution, which was invested in accordance with the participants' investment elections, to the Plan at the end of every Plan year. The participant had to be employed by the Company on the last day of the Plan year and completed at least 1,000 hours of service during the Plan year to be eligible for the matching contribution. The Code also limited annual aggregate participant's and employer contributions to the lesser of $41,000 or 100% of the participant's annual compensation in 2004.

Participant Accounts

Mellon Bank N.A. (the "Trustee") was the trustee and custodian of the Plan. Certain Plan investments were shares of funds managed by the Trustee or companies affiliated with the Trustee and therefore qualified as a party-in-interest.

Each participant's account was credited with the participant's contribution, the employer matching contribution and the participant's share of the Plan's gains or losses, net of certain plan expenses.

The Company entered into a master trust agreement (the "Master Trust") to invest the assets of the Plan as well as other 401(k) plans sponsored by the Company or its affiliates. Plan participants were given the option of investing their contributions or existing account balances among seventeen investment options. These investment options included master trust investment accounts ("Master Trust Investment Accounts" or "MTIAs"), commingled trust funds, registered investment companies (mutual funds) and Viacom Inc. Class B Common Stock.

Vesting

A participant's interest in all voluntary and rollover contributions and the cumulative earnings thereon were fully vested and non-forfeitable at all times. All contributions by the Company that were allocated to a participant's account and earnings thereon vested, and became non-forfeitable, ratably over a five-year period. In addition, participants became fully vested in all contributions upon death or disability, as defined in the plan document, upon normal or early retirement (ages 65 or 55 and ten years of service, respectively), or when the Plan was terminated or the Company suspended contributions thereunder.

Loans to Participants

Participants could have obtained loans against their respective participant accounts. Each participant who had fewer than two loans outstanding from the Plan could have requested a loan. Upon approval by the Plan administrator, the terms of the loan were agreed to by the participant and Plan administrator. In no event was a loan outstanding for a period that exceeded five years, unless the loan was used to acquire a principal residence, in which case the loan did not exceed ten years.

Each loan bore interest at a rate equal to the prime rate set by JP Morgan Chase Bank from the first day of the plan year in which the loan was made; repayments of interest were credited to the

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

participant's account. Each loan was limited to the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan was made. Loans were subject to a minimum of $1,000. Principal and interest were paid through payroll deductions.

Forfeitures

Nonvested amounts, which were forfeited as a result of participants terminating their employment, were used to reduce future employer contributions and to pay administrative expenses. The total amount of forfeitures in 2004 was $3,051. The Company utilized forfeitures in 2004 to pay certain administrative expenses.

Distributions and Withdrawals

Withdrawals from a participant's after-tax contribution account were permitted at any time, but were limited to one such withdrawal per calendar quarter. Withdrawals from a participant's before-tax contribution account were permitted after the participant had reached age 59½. In addition, a participant or designated beneficiary was allowed withdrawals upon termination of employment, disability or demonstration of financial hardship, as defined; however, any such withdrawals made as a result of financial hardship was limited to the participant's contributions without regard to earnings thereon. Upon a participant's retirement, disability or termination of employment, distribution of the participant's vested account was made in a lump-sum distribution or in a substantially equal annual installment over a specified period, as elected by the participant. Upon the death of a participant, distribution of the participant's vested account was made to a designated beneficiary in a lump sum no later than one year after the participant's death. When a participant's account balance was reduced to $5,000 or less the Company had the option to make a final lump sum payment to the participant.

Plan Expenses

The fees for investment of Plan assets were charged to the Plan's investment funds. Certain administrative expenses, such as legal and accounting fees, were paid by the Plan using forfeitures as described above or paid by the Company. Recordkeeping and trustees fees were paid from participant accounts.

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements were prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Short-term money market obligations were carried at cost which approximated fair value due to the short-term maturity of these investments.

Viacom Inc. Class B Common Stock and investments in registered investment companies were reported at fair value based on quoted market prices on national security exchanges. The fair value of investments in separate accounts were determined by the Trustee based upon the fair value of the underlying securities. The fair value of investments in commingled trust funds were determined by each fund's trustee based upon the fair value of the underlying securities. Participant loans were recorded at cost, which approximated fair value. Cash and cash equivalents were valued at cost plus accrued interest, which approximated market value. Interest income was accrued as earned and dividend income was recorded on the ex-dividend date.

Interest in Master Trust Investment Accounts

The Company and certain affiliated companies entered into the Master Trust to invest the assets of the Plan as well as affiliated companies' plans. Pursuant to the Master Trust, the Trustee had six MTIAs: the Viacom INVESCO Stable Value Fund ("INVESCO Fund"), the Putnam Large Cap Growth Fund ("Putnam Fund"), the Barclays Global Investors S&P 500 Index Fund, Mellon Bank EB SMAM Aggregate Bond Index Fund, Mellon Capital Tactical Asset Allocation Fund and The Boston Company Large Cap Value Fund as of January 1, 2004. During 2004, the Putnam Fund was replaced with the Wellington Fund, a fund with investment objectives and management style similar to the Putnam Fund. The Mellon Bank EB SMAM Aggregate Bond Index Fund, Mellon Capital Tactical Asset Allocation Fund and The Boston Company Large Cap Value Fund were each managed by a division or affiliate of the Trustee, a party-in-interest to the Plan. Each of these MTIAs was maintained exclusively for the Master Trust. Each participating plan had an undivided interest in the MTIAs.

The INVESCO Fund invested primarily in benefit-responsive guaranteed investment income contracts, separate accounts and synthetic guaranteed investment contracts. The fair value of a unit of participation in the INVESCO Fund was determined by the Trustee based on the contract value of the underlying investments, which represented the aggregate amount of deposits thereto, plus interest at the contract rate, less withdrawals. The fair value of a unit of participation in all other MTIAs was determined by the Trustee based on the quoted market prices of the underlying securities. Net investment assets and net earnings/losses on the MTIAs were allocated daily to the plans investing in the MTIAs based on each plan's proportionate interest. Income was distributed to participants based on their respective account balances.

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Payment of Benefits

Benefits were recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as those regarding fair value of investments, that affect the reported amounts of plan assets and contingent assets and liabilities at the date of the financial statements and changes in net assets during the reporting period. Actual results could differ from those estimates.

NOTE 3 - RISKS AND UNCERTAINTIES

The Plan provided for various investment options. Investment securities were exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it was at least reasonably possible that changes in risks in the near term could have materially affected participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 4 - INVESTMENTS

Individual investments representing 5% or more of the Plan's net assets available for benefits are identified below:

	As of August 25,	As of December 31,
	2004	2003
INVESCO Stable Value Fund MTIA	$—	$269,741
Putnam Large Cap Growth Fund MTIA	$—	$196,252
Barclays Global Investors S&P 500 Index Fund MTIA	$—	$396,360
Viacom Inc. Class B Common Stock*	$—	$269,741

* Party-in-interest

For the period January 1, 2004 through August 25, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Commingled trusts	$2,233
Registered investment companies	2,037
Viacom Inc. Class B Common Stock	15,437
Net depreciation	$19,707

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

NOTE 5 - TRANSFER TO THE VIACOM 401 (k) PLAN

Effective after the close of business on August 25, 2004 the Plan was merged into the Viacom 401(k) Plan. The assets transferred to the Viacom 401(k) Plan consisted of the following:

Investments, at fair value	$921,268
Loans to participants	2,486
Net Assets transferred to the Viacom 401(k) Plan	$923,754

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service issued a determination letter dated June 25, 2002 indicating that the Plan continued to satisfy the requirements of 401(a) of the Code and that the trust thereunder was exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan had been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan was designed and was being operated in compliance with the applicable provisions of the Code.

NOTE 7 - INVESTMENT IN MASTER TRUST INVESTMENT ACCOUNTS

The value of the Plan's interest in the total investments of the MTIAs at August 25, 2004 and December 31, 2003 (see Note 2 for a description of the MTIAs.) were as follows:

	As of August 25,	As of December 31,
	2004	2003
Viacom INVESCO Stable Value Fund	—	.05%
Putnam Large Cap Growth Fund	—	.14%
Wellington Fund	—	—
Barclays Global Investors S&P 500 Index Fund	—	.07%
Mellon Bank EB SMAM Aggregate Bond Index Fund	—	.09%
The Boston Company Large Cap Value Fund	—	.01%

INFINITY BROADCASTING CORPORATION
UNION EMPLOYEES' 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

The following table presents the investments held by the MTIAs:

	As of August 25,	As of December 31,
	2004	2003
INVESCO Fund, at contract value
Synthetic investment contracts	$—	$59,353
Separate accounts	—	501,286
Guaranteed investment contracts	—	7,531
Registered investment companies	—	1,370
Cash and cash equivalents	—	5,989
Putnam Fund, at fair value	—
Common stocks	—	138,793
Registered investment companies	—	3,686
Cash and cash equivalents	—	448
Barclays Global Investors S&P 500 Index Fund (a)	—	565,116
Mellon Bank EB SMAM Aggregate Bond Index Fund (a)	—	58,783
The Boston Company Large Cap Value Fund (a)	—	73,380
Mellon Capital Tactical Asset Allocation Fund (a)	—	1,993
Net Investments held by MTIAs	$—	$1,417,728

(a) Invested entirely in commingled trust funds.

Investment income of the MTIAs was as follows:

For the period January 1, 2004 through August 25, 2004
Synthetic investment contracts	$1,452
Separate accounts	15,779
Guaranteed investment contracts	247
Interest income	102
Dividends	823
Net appreciation of commingled and other trusts funds	3,601
Net depreciation of Putnum and Wellington Funds	(13,400)
Investment manager fees	(1,037)
Net investment income	$7,567

The guaranteed investment contracts and synthetic investment contracts were fully benefit-responsive and were valued at contract value. The Company did not expect any employer initiated events that could cause premature liquidation of a contract at market value. At August 25, 2004 and at December 31, 2003, investments in the INVESCO Fund MTIA had a contract value of $576,056,772 and $575,528,779, respectively, and had fair values in the aggregate of $594,166,365 and $598,977,561, respectively. The average yield was approximately 4.76% for the period ending August 25, 2004 and 4.8% for the year ended December 31, 2003 and crediting interest rates were approximately 4.08% at August 25, 2004 and 4.3% at December 31, 2003.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

Infinity Broadcasting Corporation Union Employees' 401(k) Plan
By: /s/ BARBARA MICKOWSKI
Barbara Mickowski Member of the Retirement Committee

Dated: February 18, 2005